News Release

Contact:	David Amy, EVP & CFO
Lucy Rutishauser, VP Corporate Finance & Treasurer
(410) 568-1500

Sinclair Upsizes and Prices Private Offering of Senior Secured Second Lien Notes

BALTIMORE (October 16, 2009) — Sinclair Broadcast Group, Inc. (Nasdaq: SBGI) announced that its wholly-owned subsidiary, Sinclair Television Group, Inc. (“STG”), has priced its previously announced private offering of senior secured second lien notes (the “Notes”) due 2017.  The offering was upsized to $500.0 million from the original $430.0 million.  The Notes were priced at 97.264% of their par value and will bear interest at a rate of 9.25% per annum payable semi-annually on May 1 and November 1, commencing on May 1, 2010.

Sinclair intends to use the net proceeds from the offering to fund the tender offers for Sinclair’s 3% Senior Convertible Notes and 4.875% Senior Convertible Notes (together, the “Convertible Notes”), to pay amounts under STG’s senior secured bank credit facility (the “Bank Credit Facility”) and to pay fees and expenses related to the Bank Credit Facility and the transactions contemplated by the Memorandum of Understanding with Cunningham Broadcasting Corporation, as previously announced. The offering of the Notes is conditioned upon the concurrent amendment and restatement of the Bank Credit Facility.

The tender offers for the Convertible Notes expire at 12:00 midnight, New York City time on Thursday, November 5, 2009 unless extended or earlier terminated by STG and are being made pursuant to the Offer to Purchase, dated October 8, 2009 (the “Offer to Purchase”), previously filed with the Securities and Exchange Commission.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

The Notes will not be registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The tender offers described in this press are neither an offer to purchase nor a solicitation of an offer to sell any Convertible Notes. Any solicitation and offer to buy Convertible Notes will only be made pursuant to the Offer to Purchase and related materials.

Forward-Looking Statements:

The matters discussed in this press release include forward-looking statements regarding, among other things, future operating results.  When used, the words “outlook,” “intends to,” believes,” “anticipates,” “expects,” “achieves,” and similar expressions are intended to identify forward-looking statements and information.  Such forward-looking information is subject to a number of risks and uncertainties.  Actual results in the future could differ materially and adversely from those set forth in the forward-looking information as a result of various important factors, including and in addition to the assumptions set forth therein, but not limited to, STG’s ability to consummate the offering of the Notes or the Company’s ability to consummate the tender offers, whether or not any of the Convertible Notes are tendered in the tender offers, whether or not STG will be able to reach agreement with its senior lenders for the amendment and restatement of the Bank Credit Facility, the impact of changes in national and regional economies, the volatility in the U.S. and global economies and financial credit markets which impact our ability to forecast or refinance our debts as they become due, successful execution of outsourcing agreements, pricing and demand fluctuations in local and national advertising, volatility in programming costs, the market acceptance of new programming, the CW Television and MyNetworkTV programming, our news share strategy, our local sales initiatives, the execution of retransmission consent agreements, our ability to identify and consummate investments in attractive non-television assets and to achieve anticipated returns on those investments once consummated, and the other risk factors set forth in the Company’s recent reports on Form 8-K, Form 10-Q and Form 10-K, as filed with the SEC.  There can be no assurance that the assumptions and other factors referred to will occur.  The Company undertakes no obligation to update such forward-looking information in the future except as required by law.

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